ASBURY AUTOMOTIVE GROUP, INC.

2905 Premiere Parkway NW

Suite 300

Duluth, Georgia 30097

June 17, 2011

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Asbury Automotive Group, Inc.

Registration Statement on Form S-4

Filed May 13, 2011

File No. 333-174217

Dear Mr. Owings:

Asbury Automotive Group, Inc., a Delaware corporation (the “Company”), and the co-registrants named in the registration statement referenced above (together with the Company, the “Issuers”) have previously filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 (File No. 333-174217) (the “Registration Statement”) relating to the Company’s offer to exchange (the “Exchange Offer”) its to-be-issued 8.375% Senior Subordinated Notes due 2020 (the “Exchange Notes”), which is being registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding restricted 8.375% Senior Subordinated Notes due 2020 (the “Original Notes”). The Original Notes have been, and the Exchange Notes will be, issued pursuant to an indenture, dated as of November 16, 2010, among the Issuers and The Bank of New York Mellon. This letter supplements our letter responding to comments of the Commission relating to the Registration Statement and dated the date hereof.

The Issuers are registering the Exchange Offer in reliance on the Commission’s position set forth in the following “no-action” letters: Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). In accordance with the Commission’s position set forth in those letters, the Issuers make the following representations to the Commission:

1.	The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	In this regard, the Issuers will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated, Shearman & Sterling and similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.	The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

4.	Neither the Issuers nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.	The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling) in connection with any resale of such Exchange Notes.

6.	The Issuers will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, the following additional provisions:

(i)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

(ii)

If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact me if you require additional information and thank you for your attention to this matter.

Very truly yours,
ASBURY AUTOMOTIVE GROUP, INC.

By:	/s/ Elizabeth Chandler
Elizabeth Chandler
Vice President, General Counsel and Secretary